1
| © 2015 Infinera
Filed by Infinera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject
Company:
Transmode
AB
(Commission File No. 001-33486)
Infinera Transmode Combination
Implied Value of Offer Per Transmode Share

| © 2015 Infinera
This
table
will
be
updated
on
a
daily
basis
on
Infinera’s
transaction
website (www.infinera.se) through the final
day of the offer period (August 7, 2015, subject to any extensions).
1.
See Offer Document dated July 7, 2015 for additional details.
2.
SEK/USD exchange rate of 8.6294 based on Riksbank
published mid-price fixing rate as of July 31, 2015.
3.
Exchange ratio is exactly 0.637581893984515.
4.
Stock consideration percentage is exactly 73.7972909855208% and cash consideration percentage is exactly 26.2027090144792%.
5.
Premium based on Transmode
metric for the period ending April 8, 2015 the last trading day prior to the announcement of the offer and adjusted for SEK
1.95 dividend.
Implied Value Per Transmode Share of Original Consideration Alternative
(1)
As of July 31, 2015
Component
Average
INFN Share Price
Exchange
Value / TRMO
Share
Value / TRMO
USD
SEK
(2)
x
Ratio
(3)
=
Share (SEK)
x
Split
(4)
=
Share (SEK)
Stock
23.94
206.59
~0.6376
131.72
~73.80%
97.20
Cash
--
--
--
107.05
~26.20%
28.05
125.25
Premium to:
(5)
Spot Price
32%
1-month VWAP
41%
3-month VWAP
55%
6-month VWAP
72%
Implied Value of Offer Per Transmode Share

| © 2015 Infinera
This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The exchange offer for shares of Transmode AB will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the exchange offer for shares of Transmode described in this communication has not commenced.
In
connection
with
the
proposed
combination
of
Infinera
and
Transmode,
Infinera
has
filed
an
offer
document
and
supplement
to
the
offer
document with the Swedish Financial Supervisory Authority and a prospectus and a Registration Statement on Form S-4 with the SEC.
Shareholders of Transmode should read the above referenced documents and materials carefully because they contain important information about the transaction.
Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents
containing
important
information
about
Infinera
and
the
transaction,
once
such
documents
and
materials
are
filed
or
furnished,
as
applicable, with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by
Infinera
will
also
be
available
free
of
charge
on
Infinera’s
website
at
www.infinera.com
under
the
heading
“SEC
Filings”
in
the “Company—Investor
Relations”
portion
of
Infinera’s
website.
More
information
about
the
exchange
offer,
including
the
formal
announcement
of
the
offer,
the
offer
document and supplement to the offer document filed with and approved by the Swedish Financial Supervisory Authority, can be found on
www.infinera.se.
Disclaimer